

May 24, 2011

<u>Via Facsimile</u>
Mr. Garth Wong
Chief Financial Officer
Oilsands Quest, Inc.
800, 326 - 11th Avenue S.W.
Calgary, Alberta, Canada T2R 0C5

      Re: Oilsands Quest, Inc.
              Form 10-K for Fiscal Year Ended April 30, 2010
              Filed July 13, 2010
              Form 10-Q for Fiscal Quarter Ended October 31, 2010
              Filed December 6, 2010
              Form 10-Q for Fiscal Quarter Ended January 31, 2011
              Filed March 8, 2011
              File No. 1-32994

Dear Mr. Wong:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ W. Bradshaw Skinner

                            W. Bradshaw Skinner
                            Senior Assistant Chief Accountant